Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Industrial Logistics Properties Trust on Form S-3 of our report dated April 12, 2019, relating to the Combined Statement of Revenues and Certain Expenses of the portfolio of 18 industrial properties (the “CCIT II Properties”) for the year ended December 31, 2018 (which expresses an unmodified opinion and includes an emphasis of matter paragraph relating to the purpose of the combined statement) and the related notes, appearing in the Current Report on Form 8-K/A of Industrial Logistics Properties Trust dated April 22, 2019, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Phoenix, Arizona
April 22, 2019